Royal Dutch Shell plc
Mr. Brad Skinner Senior Assistant Chief Accountant Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America October 25, 2018	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

RE:	Royal Dutch Shell plc

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

File No. 001-32575

SEC letter September 20, 2018

Dear Mr. Skinner,

As discussed with Mr. Babits on October 22, 2018, please see additional reconciliations associated with the reduction of our proved undeveloped reserves in 2017 of 1158 million barrel of oil equivalent (mboe) and the maturation of our proved undeveloped reserves of 1566 mboe in 2017.

In Million Barrels of Oil equivalent

Proved Undeveloped Reserves (PUDs) Opening Balance January 1, 2017	3334.1
Maturation of PUDs included in the opening balance to proved developed reserves	(1020.6)
Divestment of PUDS contained in the opening balance	(412.7)
Revisions of PUDs in the opening balance	(78.5)
Extension and Discoveries PUDs	252.8
Improved Recovery PUDs	101.1

Ending Balance	2176.2

Maturation of PUDs in 2017 in Million Barrels of Oil equivalent

PUDs associated with Gorgon, Kashagan, Lula	392
PUDs associated with Muskeg River Mine	209
PUDs associated with all other Fields	419
Subtotal -Maturation of PUDs included in Opening Balance January 1, 2017	1020
Contingent Resources matured to Proved Developed	546

Total	1566

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Mr. Skinner

Securities and Exchange Commission

October 25, 2018

In future filing of our Form 20-F, we undertake to discuss all material movements in our PUDs, including the total amount matured during the year. Also, to the extent material to an understanding of our maturation results, we will undertake to disclose additional information, including, when applicable, movements from contingent resources to proved developed reserves.

If you have any questions, please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink
Martin J. ten Brink
Executive Vice President Controller

Cc:	Mark Wojciechowski

Division of Corporation Finance

Securities and Exchange Commission